Farmacia Corporation

204/2 Alba Yulie Street, Suite 68

Kishineu, MD 2001 Moldova

To: Securities and Exchange Commission

VIA EDGAR

April 22, 2011

Re: Farmacia Corporation

Registration Statement on Form S-1

Amendment No. 6 filed April 12, 2011

File No. 333-163815

Mr. Riedler:

We have filed on EDGAR Amendment No. 7 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

FORM S-1

Cover Page

1. Please refer to the last sentence of the third paragraph.  We do not understand why you have included a definition of sold securities or the intended significance of this information.  Please revise the disclosure to include any information that may have been omitted or advise us why such statement has been included.”

Response:

We revised our disclosure; please see changes on the Cover page of our Prospectus.

Dilution of the Price You Pay for Your Shares, page 12

2. We acknowledge your response to prior comment four however we were unable to find any disclosure describing the net tangible book value and related per share amounts based on various offering proceeds as “pro forma”.  Please revise your disclosure accordingly.

Response:

We revised our disclosure as follows:

“DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering.  If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders of common stock at January 31, 2010 was a deficit of ($13,794) or approximately ($0.00) per common share based upon 5,000,000 shares outstanding. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.

The following illustrates our pro forma proportionate ownership, upon completion of the offering under alternative offering assumptions if maximum 100% of the shares are sold, if 60% of the shares are sold and if the minimum number of shares are sold:

Plan of Distribution, page 15

3. Please reconcile the statement that “officers, directors, affiliates or anyone involved in marketing our shares will not be allowed to purchase shares  in the offering” with the statement that “we will sell the shares in this offering “ with the statement that “we will sell the shares in this offering only through Ms. Cudina, our sole officer and director.”

Response:

We reconciled our statement on page 15 of our Prospectus to state the following:  “We will sell the shares in this offering only through Ms. Cudina, our sole officer and director.”

4. We note your response to comment 7.  Please expand the discussion to describe the qualifications required for US investors to participate and to define what you mean by the phrase “accepted on regular basis.”

Response:

We revised our disclosure on page 17 to state that: “We intend to sell our shares outside the United States and in the US States of Colorado and Wyoming.”  We deleted our statement that: “US investors if they qualify will be accepted on a regular basis.”

5. We note the sentence preceding the bulleted points refers to situations in which a subscriber would be entitled to a refund.  In addition, the sentence following the bulleted points states “if the offering is modified as specified we will return to you all of the proceeds received contemporaneously with the institution of the new offer.”  Please revise the discussion in this section to clearly and unequivocally state that if any of the events described in the bulleted points occur, the subscriber’s funds will be promptly returned.  The return of a subscriber’s funds should not be conditional or delayed.

Response:

We revised our discussion on page 15 to state the following: “If any of the events described in the above bulleted points occur, the subscriber’s funds will be promptly returned and the return of a subscriber’s funds will not be conditional or delayed.”

Plan of Operations, page 19

6. We note your response to comment 10 and reissue the comment in part.  We note your statement that in order to obtain a business license you “would have to follow some requirements such as leasing the retail space a minimum of 50m2, hiring a pharmacist with university diploma.”  Please expand the discussion to describe any material requirements for business license which you may have difficulty to satisfy.

Response:

Material requirements to receive a pharmacy business license in Moldova that will be valid for 5 years are:  submitting the business license application, submitting lease and employment contracts, paying a fee of 2,500 lei ($210 USD).  We believe that we would not have any difficulty satisfying these requirements in order to obtain a business license.  Please see changes on page 20 of our Prospectus.

Business, page 20

7. Please expand the discussion, if true, to state you will use a local Moldova bank for your retail pharmacy operations.

Response:

We expanded the discussion in the Business section of our Prospectus to state that “We plan to open a business account at a local Moldova bank for our retail pharmacy operations.”

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

8. The audit report of M&K CPAS, PLLC indicated that the date of inception is October 1, 209.  However, in other section in the filing, including the financial statements, the inception dare is October 26, 2009.  Please have your independent auditors revise their report, or revise the disclosures to eliminate all inconsistencies.

Response:

We revised our disclosure and eliminated all inconsistencies with regards to our incorporation date.  Our disclosure states October 26, 2009 as our correct incorporation date.

Yours truly,

FARMACIA CORPORATION

By:   /s/ Irina Cudina

Irina Cudina

President